# Neurotez Inc.:

## Innovative solutions for brain disorders

A vibrant company with unparalleled talent and capabilities to transform Alzheimer's disease.

Neurotez

# Memtin™

Our patented hormone replacement therapy for slowing cognitive decline in Alzheimer's disease and other dementias

*"Our flagship and a personal commitment"*

Nikolaos Tezapsidis, President & CEO



Neurotez


2022 Alzheimer's Disease Facts and Figures
1 in 3
seniors dies with Alzheimer's or another dementia
Over 11 million Americans
provide unpaid care for people with Alzheimer's or other dementias
These caregivers provided more than 16 billion hours valued at nearly
$272 billion
More than 6 million
Americans are living with Alzheimer's
In 2020, COVID-19 contributed to a
17%
increase
in Alzheimer's and dementia deaths
In 2022, Alzheimer's and other dementias will cost the nation
$321 billion
By 2050, these costs could rise to nearly
$1 trillion
Between 2000 and 2019, deaths from heart disease have
decreased 7.3%
while deaths from Alzheimer's disease have
increased 145%
It kills more than
breast cancer and prostate cancer
combined
More than 80% of Americans know little or are not familiar with mild cognitive impairment (MCI), which can be an early stage of Alzheimer's.
alzheimer's association

## A Devastating Unmet Medical Need

# A Very Promising Solution

**MEMTIN™ (Leptin) for Cognitive Decline**

- Ten years of in vitro and in vivo pre-clinical studies (*Neurotez*)
- Retrospective (*including Neurotez's*) and prospective human studies and a few anecdotal interventional human studies

**Support a role of Leptin in:**

- Neuroprotection,
- Cognitive enhancement,
- Decreasing levels of phospho-tau/tau,
- Decreasing beta amyloid (Aβ) and is associated with lower risk for dementia in elderly

**Leptin as Replacement Therapy**

- A relatively de-risked multi-functional preventative and therapeutic approach for cognitive decline due to Alzheimer's and optimally for early stage (prodromal AD) hypoleptinimics.
- Several novel use patents in prominent markets and Biologics Act protection
- Derisked 505(b)(2) path to Phase 2
- Targeted phenotypic and genotypic selection of patients

# Novel, Differentiating

## MEMTIN™

- Alzheimer's disease as diabetes of the brain or Type III diabetes
- A natural protein with procognitive properties at Low levels in Alzheimer's (AD) with known Safety Profile (Effectively Phase II ready)
- Ameliorates both Abeta and tau pathologies, upstream molecular target related to metabolism
- Clinical Strategy involving enrichment of patients, targeting patient group most likely to respond

## PREVIOUS FAILURES

- Antibodies directed against Abeta or tau are difficult to penetrate into the brain and are toxic at the high doses needed for efficacy
- Heterogeneity in patient groups and targeting late stage AD patients
- Wrong targets (Abeta and/or tau may be biomarkers, not culprits

# Drug Development Path for Memtin™ ( Leptin): Key Milestones

**Precedent Licensing Agreements (Alzheimer's Disease)**
**2008 – 2022**

- Pre-clinical Mean Deal Size: $313 M
- Phase I & II Mean Deal Size: $527 M

**Timeline**

- Pre-clinical — Year 1
- Phase Ib Phase Ia — Year 2
- Phase II/III — Year 3-4

**Company's Memtin Treatment**

- Cloning MCB, Stability, Formulation Manufacturing
- IND-enabling/ Filing
- 1st and 2nd Clinical Trials
- 3rd Clinical Trial

**Funding Required**

- $10 Mill.
- $15-20 Million

# Experienced Management Team



**Nikolaos Tezapsidis, PhD,** *Chairman, Chief Executive Officer & President*
18+ years experience in biomedical research; Two awards from the Alzheimer's Association Fellow of the Science and Engineering Council and the Wellcome Trust



**Hamish McArthur, PhD,** *Manufacturing Chief Officer,*
Executive with 33 years biologics experience within Pfizer, directly involved in numerous approved products.



**J. Wesson Ashford, MD, PhD,** *Chief Medical Officer Clinical Professor (affiliated),* Department of Psychiatry & Behavioral Sciences, Stanford University, Scientific Advisory Board Member and Chair of the Memory Screening Advisory Committee of the Alzheimer's Foundation of America.



**Jukka Karjalainen, MD, PhD,** *Chief Operating Officer.*
Experience in pharmaceuticals and medical devices and clinical drug development from Phase I to Phase IV



**James Harris, MBA,** *Chief Financial Officer*
20+ years experience in startups, licensing and biosimilars.



**Jane Johnston, PhD,** *VP of Operations*
18+ years of research in cellular neuroscience

# Board of Directors & Advisors

## Directors



**Nikolaos Tezapsidis, PhD (Chair)**
Neurotez



**J Wes Ashford, MD, PhD**
Stanford U/ Neurotez



**James Harris III, MBA**
Healthcare Economics /Neurotez



**Thomas J Humphries, MD**

36 years of experience in Pharma and Biotech; 225+ papers published; Retired as a Colonel after 26 years in the Navy and Airforce



**Bob Oliver, MBA**

MBA in Marketing from the Haub School of Business at Saint Joseph's University; President and CEO of Otsuka America Pharmaceutical, Inc.; VP and Global Business Manager for Oncology at Wyeth

## Advisors

**Julio Licinio, MD, FRANZCP**
SVP and Dean at SUNY

**Arthur Klausner, MBA**
Director at Monopar Therapeutics

**Steven Jacobsen, PhD**
CEO at ALSP Inc

**Daniel P. van Kammen, MD, PhD**
CNS Pharma

**Gil Block, MD**
CMO at Neuraltus, Inc

**Robert Winkler, MD**
CMO at Stealth Biotech

**Kent Iverson, BS**
Pharmaceutical Advisors

**Lex Van der Ploeg, PhD**
CSO at Rhythm Pharma

# Forward-Looking Statement

Our discussion may include predictions, estimates or other information that might be considered forward-looking. While these forward-looking statements represent our current judgment on what the future holds, they are subject to risks and uncertainties that could cause actual results to differ materially. You are cautioned not to place undue reliance on these forward-looking statements, which reflect our opinions only as of the date of this presentation. Please keep in mind that we are not obligating ourselves to revise or publicly release the results of any revision to these forward-looking statements in light of new information or future events. Throughout presentation, we will attempt to present some important factors relating to our business that may affect our predictions. You should also review our most recent SEC filings for a more complete discussion of these factors and other risks, particularly under the heading “Risk Factors.”

# Service Providers

## Corporate Lawyer

- Ernest Stern

Culhane Meadows
5008 Scarsdale Road
Bethesda, MD 20816

## CPA Firms

### 2020

- Joel Liebman
  Liebman Goldberg & Hymowitz, LLP
  595 Stewart Avenue – Suite 420
  Garden City, NY 11530

### 2021

- Jason M. Tyra, CPA, PLLC 1700 Pacific Avenue, Suite 4710 I Dallas, TX 75201

## Bank

- Santander Bank

Bank Address: Santander Bank, N.A.,601 Penn Street, Reading, PA 19601

Beneficiary: Neurotez Inc.

# SUMMARY

- Repurposing MYALEPT, an approved drug, as **Memtin™**
- Team: Top-Notch Leaders in Academia and Pharmaceutical Industry
- Drug is an endogenous protein naturally transported into the brain with receptors in the hippocampus (area affected by disease)
- Data from thousands of patients supporting an association of the drug to protection against Alzheimer's
- Data from preclinical studies demonstrating efficacy as a disease modification entity
- Perfectly positioned to allow early intervention and prevention therapy for those at risk (because of its safety profile)
- Novel use patents issued in US, Japan, China, Australia, S Africa and have pending in Europe, Canada and India, protection until 2029
- Drug as a biologic, will get 12 y of market exclusivity from approval in the US (similar provisions ex-US)
- Drug can be produced cost-effectively and in large batches in Ecoli
- Treatment will be combined with diagnostic tests (plasma leptin)/apoE4)
- Can be subject to accelerated approval, using protein as a surrogate marker as an endpoint, can cut clinical development costs by 10s of $millions and time by 3-4 years.



**Nikolaos Tezapsidis**
President & CEO

**Neurotez, Inc.**
991 Highway 22, Suite 200A,
Bridgewater, NJ 08807, USA

Tel:+1-908-998-1340
Fax: +1-908-864-8957
ntezapsidis@neurotez.com
Website: http://neurotez.com

# Neurotez Inc.:

## APPENDIX

# Studies: Serum Leptin Levels in Elderly and Prognosis

In elderly, higher serum Leptin is associated with a lower risk for Alzheimer's disease and dementia

*Lieb et al, JAMA, 2009*


785 individuals from Framingham study
% AD cases over 12y
25
20
15
10
5
0
Q1
Q2
Q3
Q4
Low >>>>>>> High

For BMI<25, patients with AD have lower serum Leptin levels compared to patients with Vascular Dementia (VaD)

*Power et al, Dementia, 2001*


Serum Leptin (pg/ml)
8
6
4
2
0
BMI=18.9±0.9
(n=8)
BMI=18.1±1.8
(n=8)
p<0.05
AD
VaD

# Studies: Leptin Targets Amyloid Beta and Tau Protein

### Amyloid Plaques

- Inhibition of amyloid beta (Aβ)
- Up-regulation of Aβ uptake
- Reduction of brain levels of Aβ
- Reduction of plaque density

### Neurofibrillary Tangles

- Reduction of phosphorylation of tau protein in vitro and in vivo
- Phosphorylation of tau protein precedes the formation of neurofibrillary tangles


Leptin treatment lowers extracellular Aβ in cell cultures
Control
Leptin
% Total Aβ in media
120
100
80
60
40
20
0
100 ng/ml, 2h
100 ng/ml, 5h
400 ng/ml, 2h
400 ng/ml, 5h
*
*
*p<0.05


Leptin
4 hr
ng/ml
μg/ml
0
25
100
400
1.6
10
50 kDa
50 kDa
Tau (pSer396)
Total Tau
Relative % Fold Change
20
0
-20
-40
-60
-80
*
*
*
*
IC50 = 750 ng/ml (46.9 nM)

# Studies: Leptin Improves Memory in AD Animal Models

## Animal studies: Behavioral (CRND8)

# Studies: Direct Evidence for a Causation

**Cognitive benefits in humans: treating leptin deficiency in adults and young"**

- Behavioral changes after 2 wks, Licinio et al (2004)
- Leptin Replacement increases Gray matter concentration in Leptin (-) adults, Matochik et al (2005)
- Plasticity of Gray Matter changes following Leptin discontinuation / reinitiation in Leptin (-) adults, London et al (2011)
- Leptin Replacement improves Cognitive Development in Leptin (-) young, Paz-Filho et al (2008)

*(Licinio's interventional clinical studies)*


L
R
CB
hip
AC
mfg
IPL
itg
stg
6
4
3
t
7
5
3
t

# Studies: Serum Leptin Levels in MCI

**Approximately 70% of MCI Subjects Have Plasma Leptin Values Lower than the Median Leptin Value of Normal Elderly.**

*(Neurotez)*


MCI-Men
A
Group A
Group B
Group C
Group D
Normal
% of total MCI
50
45
40
35
30
25
20
15
10
5
0
Q1 Normal 0.3-5.5
Q2 Normal 5.6-9.8
Q3 Normal 9.9-14.0
Q4 Normal 14.1-68.0
(ng/ml leptin)


MCI-Women
B
Group A
Group B
Group C
Group D
Normal
% of total MCI
50
45
40
35
30
25
20
15
10
5
0
Q1 Normal 3.5 - 9.8
Q2 Normal 9.9 -23.0
Q3 Normal 23.0 -36.0
Q4 Normal 36.0 - 81.0
(ng/ml leptin)

See attached documents